March 30, 2009

VIA EDGAR

Cecilia D. Blye, Esq. Chief, Office of Global Security Risk United States Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-5546
Re:	Nordic American Tanker Shipping Limited Form 20-F for the Fiscal Year Ended December 31, 2007 Filed May 9, 2008 File No. 1-13944

Dear Ms. Blye:

We represent Nordic American Tanker Shipping Limited (the “Company”).  By letter dated February 19, 2009, the Staff of the Securities and Exchange Commission (the “Staff”) provided a further comment to the Company’s Annual Report on Form 20-F for the Fiscal Year ended December 31, 2007 (the “Annual Report”).  The Company’s response, together with the Staff’s request, is set forth below.

1.
We note your response to our prior comment 2.  Please provide us with information that explains how the fact that the port calls made to Sudan by your ships in 2007 and 2008 reflect only 5% of the total port calls made by all your ships correlates with, and supports, your conclusion that the revenues related to your contacts with Sudan are quantitatively immaterial.

As discussed in the Company’s response of February 6, 2009, the Company operates eleven of its twelve trading vessels in cooperative spot market arrangements with vessels owned by third parties. These arrangements are managed and operated by the Swedish group, Stena Bulk AB and by Frontline Management Limited, both of which are third party administrators. These administrators have the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and bunker (fuel oil) purchasing for the vessels. As a result, the administrators, not the Company, choose the ports of call for the vessels.

Secondarily, the earnings of all of the vessels in the pool are aggregated and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period, which means that the Company does not receive revenues that are identified as having accrued from any specific voyage, even if one of the Company’s vessels was involved in that voyage.  As a result, the Company does not receive revenues identified to the calls on Marsa Bashayer, other than its share of the revenues calculated across the group of vessels managed by the administrator as a whole during the period.

Finally, the Company does not pay expenses related to the calls on Marsa Bashayer, including payments to Sudanese port authorities for docking and other services, other than its share of the expenses calculated across the vessels in the pool as a whole during the period.

In conclusion, as (i) the contractual counterparties for the Company’s vessels are non-Sudanese pool operators, (ii) the Company does not direct the port calls of these entities, (iii) the Company does not receive revenues identified to the Sudanese port calls, and (iv) the Company does not pay expenses directly related to the Sudanese port calls, the Company does not believe that it does business with Sudan.

Accordingly, the Company believes that qualitatively and quantitatively the level of its contacts with Sudan poses no material risk to its investors.

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The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 574-1223, or Charles Cotter of this office at (212) 574-1440, with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP /s/ Gary J. Wolfe by: Gary J. Wolfe
cc:
Max Webb, Esq.
Assistant Director
Division of Corporation Finance

Pradip Bhaumik, Esq.
Special Counsel
Division of Corporation Finance

Herbjørn Hansson
Chief Executive Officer
Nordic American Tanker Shipping Limited